Wilson Sonsini Goodrich & Rosati Professional Corporation One Market Plaza Spear Tower, Suite 3300 San Francisco, California 94105-1126 O: 415.947.2000 F: 415.947.2099

September 18, 2020

VIA EDGAR AND FEDERAL EXPRESS

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Valian A. Afshar, Special Counsel, Office of Mergers and Acquisitions

Re:	Pfenex Inc.
Schedule 14D-9 filed on August 31, 2020
File No. 005-88253

Dear Mr. Afshar:

On behalf of our client, Pfenex Inc. (the “Company” or “Pfenex”), we acknowledge receipt of the comment letter, dated September 16, 2020 (the “Comment Letter”), from the staff in the Office of Mergers and Acquisitions (the “Staff”) of the Securities and Exchange Commission (the “Commission”) concerning the above-captioned Schedule 14D-9 (the “Schedule 14D-9”). This letter sets forth the Company’s responses to the comments of the Staff set forth in the Comment Letter. In connection with this letter, the Company is filing via EDGAR Amendment No. 3 to the Schedule 14D-9 (the “Revised Schedule 14D-9”).

For ease of review, we have reproduced the Staff’s comments in bold face type below and have provided the Company’s response following each comment. Defined terms used but not defined in this letter are used with the meanings assigned to them in the Revised Schedule 14D-9.

AUSTIN                BEIJING                 BOSTON                BRUSSELS                 HONG KONG                LONDON                LOS ANGELES                NEW YORK

PALO ALTO

SAN DIEGO                SAN FRANCISCO                SEATTLE                SHANGHAI                 WASHINGTON, DC                WILMINGTON, DE

United States Securities and Exchange Commission

September 18, 2020

Revised Schedule 14D-9

Opinion of Pfenex’s Financial Advisors, page 31-37

1.

We note your response to comment 6 in our previous letter dated September 4, 2020. Please further revise your disclosure to summarize the material assumptions and limitations underlying the CVR Probabilities.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 32 of the Revised Schedule 14D-9.

*                *                 *

If you have additional questions or require any additional information with respect to the Revised Schedule 14D-9 or this letter, please do not hesitate to contact me at dkoeppen@wsgr.com or 858-350-2393.

Sincerely,

/s/ Dan Koeppen

Dan Koeppen, Esq.
of Wilson Sonsini Goodrich & Rosati,
Professional Corporation

cc:	Christina Chalk, Senior Special Counsel
Evert B. Schimmelpennink, Chief Executive Officer of Pfenex Inc.
Zachary Myers, Esq. of Wilson Sonsini Goodrich & Rosati, Professional Corporation
Ethan P. Lutske, Esq. of Wilson Sonsini Goodrich & Rosati, Professional Corporation